                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                           Edge Petroleum Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  279862 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                John E. Calaway
                           Edge Petroleum Corporation
                             1111 Bagby, Suite 2100
                              Houston, Texas 77002
                                 (713) 654-8960

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 3, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
  CUSIP NO. 279862 10 6
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         JOHN E. CALAWAY
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)

                                                                    [ ]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      UNITED STATES OF AMERICA
------------------------------------------------------------------------------
                          SOLE VOTING POWER                133,646 SHARES
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER              481,541 SHARES
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER           133,646 SHARES
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER         364,938 SHARES
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

         615,187 SHARES
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

                                                                    [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

         8.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
14


------------------------------------------------------------------------------

-----------------------
  CUSIP NO. 279862 10 6
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      CALAWAY OIL AND GAS CORPORATION
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)

                                                                    [ ]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      TEXAS
------------------------------------------------------------------------------
                          SOLE VOTING POWER                -0-
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER              481,541 SHARES
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER           -0-
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER         364,938 SHARES
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

         481,541 SHARES
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

                                                                    [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

         6.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
14


------------------------------------------------------------------------------

-----------------------
  CUSIP NO. 279862 10 6
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      CALAWAY PARTNERS
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)

                                                                    [ ]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      TEXAS
------------------------------------------------------------------------------
                          SOLE VOTING POWER                -0-
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER              -0-
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER           -0-
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER         -0-
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

         -0-
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

                                                                    [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

         -0-
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
14

------------------------------------------------------------------------------

-----------------------
  CUSIP NO. 279862 10 6
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      NELL G. CALAWAY
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)

                                                                    [ ]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      UNITED STATES OF AMERICA
------------------------------------------------------------------------------
                          SOLE VOTING POWER                -0-
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER              -0-
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER           116,603 SHARES
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER         -0-
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

         116,603 SHARES
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

                                                                    [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

         1.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
14


------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

     The class of securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock"), of Edge Petroleum Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is Texaco Heritage Plaza, 1111 Bagby, Suite 2100, Houston, Texas 77002.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement is filed by John E. Calaway ("Mr. Calaway"), Nell G. Calaway ("Ms. Calaway"), Calaway Oil and Gas Corporation, a Texas corporation that is wholly owned by Mr. Calaway ("COGC"), and Calaway Partners, a Texas general partnership that is 50% owned by COGC and 50% owned by Ms. Calaway ("CP" and collectively with Mr. Calaway, Ms. Calaway and COGC, the "Calaway Parties").
Mr. Calaway is a citizen of the United States of America, and his principal occupation and employment is acting as Chairman of the Board and Chief Executive Officer of the Company. The principal business of the Company is the exploration for oil and natural gas, and the address of the Company's principal executive offices is as set forth in Item 1, Security and Issuer. Ms. Calaway is a citizen of the United States of America, and her principal occupation and employment is acting as a fitness instructor. Ms. Calaway is the ex-wife of Mr. Calaway. The principal business of COGC is holding its general partner interest in CP and its shares of Common Stock. Mr. Calaway is the sole director and the sole executive officer of COGC. The principal business of CP is holding its shares of Common Stock. Pursuant to the Partnership Agreement of CP dated June 29, 1994 (the "CP Partnership Agreement"), a copy of which has been filed as Exhibit A hereto and is incorporated herein by reference, actions by CP require the agreement of a majority in interest of its partners, subject to certain exceptions specified in the Partnership Agreement and in Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. The business address of Mr. Calaway and the address of the principal business of each of COGC and CP is Texaco Heritage Plaza, 1111 Bagby, Suite 2100, Houston, Texas 77002. The residence address of Ms. Calaway is 2152 Watts Road, Houston, Texas 77030. During the last five years, none of the Calaway Parties has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     See Item 4, Purpose of Transaction, and Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION

     On March 3, 1997, the Company issued 364,938 shares of Common Stock to COGC and 116,603 shares of Common Stock to CP pursuant to an Amended and Restated Combination Agreement dated as of January 13, 1997 (the "Combination Agreement"), among the Company, Edge Petroleum Corporation, a Texas corporation ("Old Edge"), Edge Group II Limited Partnership, a Connecticut limited partnership ("Edge Group II"), Gulfedge Limited Partnership, a Texas limited partnership ("Gulfedge"), Edge Mergeco, Inc., a Texas corporation ("Mergeco"), and Edge Group Partnership, a Connecticut general partnership ("Edge Group"), a copy of which has been filed as Exhibit B hereto and is incorporated herein by reference, and as contemplated by the Company's Registration Statement on Form S-4 (Registration Statement No. 333-17269), as amended (the "Form S-4 Registration Statement"). Such shares were issued in a merger of Old Edge with Mergeco, a wholly owned subsidiary of the Company organized solely to effect the merger, in respect of 16,359.14 shares and 5,227 shares of common stock of Old Edge held by COGC and CP, respectively. On that date, the Company also issued 133,646 restricted shares of Common Stock and granted options for 133,646 shares of Common Stock to Mr. Calaway pursuant to the Employment Agreement dated March 3, 1997 (the "Employment Agreement") between the Company and Mr. Calaway and the Company's Incentive Plan, copies of which have been filed as Exhibit C and Exhibit D hereto, respectively, and are incorporated herein by reference.
66,823 of such restricted shares of Common Stock vest ratably over five years, beginning on the first anniversary of the date of grant, and 66,823 of such restricted shares of Common Stock vest on the earlier to occur of 10 years from the date of grant or the achievement of certain performance goals. Such options are exercisable in cumulative annual increments of one-fifth of the total number of shares of Common Stock subject thereto, beginning on the first anniversary of the date of grant, at a purchase price of $16.50 per share and expire ten years from the date of their issuance.

     The Calaway Parties will review on a continuous basis their investment in the Common Stock and the Company's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. The Calaway Parties may in the future take such actions in respect of their investment in the Common Stock as they deem appropriate in light of the circumstances existing from time to time. Currently, these actions include continuing to hold the shares they now beneficially own or disposing of shares. Such dispositions could be effected in private transactions, through a public offering or, upon compliance with the rules under the Securities Act of 1933, as
amended (the "Securities Act"), in the open market.   Additionally, it is
possible that the Calaway Parties could seek to acquire additional shares, although they have no current plans to do so, other than through employee benefit plans or arrangements with the Company. Any acquisition of shares could be effected in the open market, in privately negotiated transactions, or otherwise. Shares may be transferred from time to time among the Calaway Parties and to other entities or trusts controlled by them and to family members. Any sales, purchases or transfers or other actions described herein may be made at any time without further prior notice. In reaching any conclusion as to the foregoing matters, the Calaway Parties may take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, the obligations of, cash and financial resources and needs of, investment goals of and other business opportunities available to the Calaway Parties, developments with respect to the Calaway Parties' businesses, general economic conditions, the market price for shares of Common Stock and stock market conditions.

     Dispositions of the 481,541 shares of Common Stock received by the Calaway Parties pursuant to the Combination Agreement are restricted (subject to certain limitations) by the Company's Bylaws, a copy of which has been filed as Exhibit F hereto and is incorporated herein by reference, until August 25, 1997 without the prior written consent of the underwriters for the IPO and the Company. Additionally, in a Lock-up Agreement dated February 25, 1997 of Mr. Calaway (the "Lock-up Agreement"), a copy of which has been filed as Exhibit E hereto and is incorporated herein by reference, delivered pursuant to the Underwriting Agreement of the Company dated February 25, 1997, Mr. Calaway agreed not to sell (subject to certain limitations) any shares of Common Stock until August 25, 1997 (180 days after February 25, 1997 (the date of the Prospectus of the Company (the "Prospectus") relating to the initial public offering of shares of Common Stock (the "IPO") as described in the Company's Registration Statements on Form S-1 (Registration Nos. 333-17269 and 333-22363), as amended (collectively, the "Form S-1 Registration Statement)) without the prior written consent of the underwriters for the IPO.

     Except as set forth in Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer, the Calaway Parties have no present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (h) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     As of March 3, 1997, Mr. Calaway beneficially owned an aggregate of 615,187 shares of Common Stock (approximately 8.7% of the 7,351,932 shares outstanding, determined by reference to the approximately 7,351,932 shares of Common Stock the Company reported in the Prospectus would be outstanding following the consummation of the Combination Agreement, assuming no exercise of the underwriters' overallotment option).

     Except as set forth in this Schedule 13D, to the best of each of the Calaway Parties' knowledge, none of the Calaway Parties have effected any transaction in Common Stock during the past sixty days.

     Mr. Calaway owns all of the outstanding capital stock of COGC. Mr. Calaway has the sole power to vote and dispose of the Common Stock held by COGC and therefore may be deemed to be the beneficial owner of such Common Stock.

     Pursuant to the CP Partnership Agreement, COGC exercises sole voting power with respect to the Common Stock held by CP, and Ms. Calaway exercises the sole power to dispose or direct the disposition of such Common Stock (except as described in Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer). Each of Ms. Calaway, COGC and Mr. Calaway (through COGC) may therefore be deemed to be the beneficial owner of the shares held by CP. As a result of the foregoing, a group consisting of the Calaway Parties may be deemed to exist pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").
Such group would be deemed to have beneficial ownership, for purposes of Sections 13(g) and 13(d) of the Exchange Act, of all equity securities of the Company beneficially owned by such parties. Such parties would, as of March 3, 1997 be deemed to beneficially own an aggregate of 615,187 shares of Common Stock or approximately 8.7% of the foregoing total number of shares reported to be outstanding (based in part on information provided by the Company). Mr. Calaway and COGC disclaim beneficial ownership of the shares of Common Stock held by CP, and Ms. Calaway disclaims beneficial ownership of the shares of Common Stock held by CP, COGC and Mr. Calaway, and nothing herein shall be deemed an admission that a group exists.

     Mr. Calaway has the power to vote the 133,646 restricted shares of Common Stock issued to him pursuant to the Employment Agreement and the Company's Incentive Plan, but will only have the power to dispose of such shares as they vest as described in Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as described in this statement or in the documents referred to herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this statement or between such persons and any person with respect to any securities of the Company.

     The Company was formed in August 1996 as a subsidiary of Old Edge. Prior to consummation of the Combination Agreement, Old Edge conducted its operations through Edge Joint Venture II, a Texas general partnership (the "Joint Venture"). Interests in the Joint Venture were held by Old Edge, Edge Group II, Gulfedge and Edge Group. On March 3, 1997, pursuant to the Combination Agreement and as contemplated by the Form S-4 Registration Statement, the Company acquired, directly or indirectly, all of the interests in the Joint Venture through its completion of (i) a merger of Old Edge with Mergeco, a wholly owned subsidiary of the Company organized solely to effect the merger, in which the shareholders of Old Edge (including the Calaway Parties) received Common Stock, (ii) an exchange offer to the general and limited partners of Edge Group II in which such partners exchanged their interests in Edge Group II for Common Stock, (iii) an exchange offer to the limited partners of Gulfedge in which such limited partners exchanged their interests in Gulfedge for Common Stock and (iv) a purchase from Edge Group of its interests in the Joint Venture for consideration consisting of Common Stock. The closing of the transactions under Combination Agreement occurred simultaneously with the closing of the sale of 2,400,000 shares of Common Stock pursuant to the Company's IPO as described in the Form S-1 Registration Statement.

     The current directors of the Company are John E. Calaway, James D. Calaway, Vincent Andrews, David B. Benedict, Nils P. Peterson, Stanley S. Raphael, John Sfondrini and Robert W. Shower. Prior to the consummation of the Combination Agreement, the Company's sole stockholder at such time (Old Edge, of which Mr. Calaway was at such time and currently is the Chairman of the Board and Chief Executive Officer) appointed each of such directors to the Board of Directors of the Company (except for Mr. Shower, who was appointed by the Board of Directors of the Company).

     Pursuant to the CP Partnership Agreement, COGC exercises sole voting power with respect to the Common Stock held by CP, and Ms. Calaway exercises the sole power to dispose or direct the disposition of such Common Stock, except that the CP Partnership Agreement provides that Ms. Calaway will not sell any shares of Common Stock without first offering to sell such shares to COGC on the same terms and conditions as any bona fide third party offer.

     Pursuant to the Employment Agreement and the Company's Incentive Plan, on March 3, 1997, the Company issued 133,646 restricted shares of Common Stock and granted options for 133,646 shares of Common Stock to Mr. Calaway. 66,823 of such restricted shares of Common Stock vest ratably over five years, beginning on the first anniversary of the date of grant, and 66,823 of such restricted shares of Common Stock vest on the earlier to occur of 10 years from the date of grant or the achievement of certain performance goals. Such options are exercisable in cumulative annual increments of one-fifth of the total number of shares of Common Stock subject thereto, beginning on the first anniversary of the date of grant, at a purchase price of $16.50 per share and expire ten years from the date of their issuance. Mr. Calaway will be deemed to be the beneficial owner of such shares 60 days prior to the exercisability of the options related to such shares.

     The Company's Bylaws restrict the disposition of the 481,541 shares of Common Stock received by the Calaway Parties pursuant to the Combination Agreement (subject to certain limitations) until August 25, 1997 without the prior written consent of the underwriters for the Company's IPO and the Company. The Lock-up Agreement restricts the disposition by Mr. Calaway of shares of Common Stock until August 25, 1997 (subject to certain limitations) without the prior written consent of the underwriters for the Company's IPO.

     Pursuant to a Promissory Note dated January 24, 1995 by Mr. Calaway and COGC to Mr. James C. Calaway and a Pledge and Security Agreement dated December 13, 1994 by Mr. Calaway and COGC to Mr. James C. Calaway (collectively, the "Loan Documents"), copies of which have been filed as Exhibit G hereto and are incorporated herein by reference, Mr. Calaway pledged 46,965 shares of Common Stock to Mr. James C. Calaway to secure borrowings of $300,000 by Mr. Calaway thereunder.

     The foregoing are summaries of certain provisions of the Partnership Agreement, the Combination Agreement, the Employment Agreement, the Company's Incentive Plan, the Lock-up Agreement, the Company's Bylaws and the Loan Documents, copies of which have been filed as Exhibits A, B, C, D, E, F and G, respectively, hereto and are incorporated by reference herein; and such summaries are qualified by, and subject to, the more complete information contained in such agreements.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A.  Partnership Agreement dated June 29, 1994 by and among COGC and Mr. Calaway and Assignment of Partnership Interest dated June 29, 1994 by and among Mr. Calaway, Ms. Calaway and COGC.

         Exhibit B.  Amended and Restated Combination Agreement dated as of
                     January 13, 1997 among the Company, Old Edge, Edge Group II, Gulfedge, Mergeco and Edge Group (Incorporated by reference to Exhibit 2.1 to the Company's Registration Statement on Form S-4 (Registration No. 333-17269)).

         Exhibit C.  Employment Agreement dated March 3, 1997 between the
                     Company and Mr. Calaway.

         Exhibit D.  Incentive Plan of the Company (Incorporated by reference to
                     Exhibit 10.9 to the Company's Registration statement on Form S-4 (Registration No. 333-17269)).

         Exhibit E.  Lock-up Agreement dated February 25, 1997 of Mr. Calaway.

         Exhibit F.  Bylaws of the Company (Incorporated by reference to Exhibit
                     3.2 to the Company's Registration Statement on Form S-4 (Registration No. 333-17269)).

         Exhibit G.  Promissory Note dated January 24, 1995 by Mr. Calaway and
                     COGC to Mr. James C. Calaway and Pledge and Security Agreement dated December 13, 1994 by Mr. Calaway and COGC to Mr. James C. Calaway.

         Exhibit H.  Joint Filing Agreement dated March 13, 1997 among the
                     Calaway Parties.

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  March 13, 1997.



                                           /s/ John E. Calaway
                                           -------------------------
                                           John E. Calaway



                                           CALAWAY OIL AND GAS CORPORATION



                                           By:/s/ John E. Calaway
                                              ----------------------
                                           John E. Calaway
                                           President and Secretary



                                           CALAWAY PARTNERS, by CALAWAY OIL AND
                                            GAS CORPORATION, its general partner



                                           By:/s/ John E. Calaway
                                              ----------------------
                                              John E. Calaway
                                              President and Secretary



                                           /s/ Nell G. Calaway
                                           -------------------------
                                           Nell G. Calaway